Shareholder meeting

On December 1, 2004, a Special Meeting of shareholders of the Fund was held to elect nine Trustees effective January 1, 2005.

Proxies covering 190,000 shares of beneficial interest were voted at the meeting.

The shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified, with the votes tabulated as follows:

                                        WITHHELD
                        FOR             AUTHORITY
James F. Carlin         190,000                 -
Richard P. Chapman, Jr. 190,000                 -
William H. Cunningham   190,000                 -
Ronald R. Dion          190,000                 -
Charles L. Ladner       190,000                 -
Dr. John A. Moore       190,000                 -
Patti McGill Peterson   190,000                 -
Steven R. Pruchansky    190,000                 -
James A. Shepherdson    190,000                 -